

September 24, 2010

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re: Erickson Air-Crane Incorporated**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed September 10, 2010**
> **File No. 333-166752**

Dear Mr. Ryan:

We have received your response to our prior comment letter to you dated August 24, 2010 and have the following additional comments.

General

1. Please balance references throughout the prospectus to the 2009 aircraft sale to a commercial customer to state that the purchaser has a put option to return the aircraft on July 31, 2013 and to discuss what impact, if any, this put option had on the sale of the aircraft.

2. We note your response to our prior comment one. We note the statement "[w]e have the enviable task of grooming the organization for growth when many organizations are still trying to just survive during the economic downturn" in the August 12, 2010 article. In light of this statement, please provide us your analysis as to how you are in compliance with Securities Act Rules 164(b) and 433. Alternatively, please tell us what actions you propose to take if you determine that you are not in compliance with these rules.

3. Please advise as to whether your backlog includes any oral contracts that have not been memorialized in writing. We note your revision on page 14 suggesting that

backlog may include oral contracts that have not been memorialized in writing. We also note differing disclosure on page 94.

Prospectus Summary, page 1

Our Company, page 1

4. Please revise to discuss your current liquidity as a result of your negative cash flow in the first six months of the current fiscal year.

5. We note your response to our prior comment two and reissue in part. Please revise the language in the "Our Strategy" sections starting on pages 2 and 86, "The Commercial Heavy-Lift Helicopter Industry" section starting on page 71 and the "Overview" section starting on page 84 to balance your disclosure that there is no guarantee that these significant growth opportunities will occur and even if significant growth opportunities do occur you may not be able to take advantage of them.

6. We note your response to our prior comment three and reissue our comment. Please revise your disclosure to state that, if true, $152.0 million of your estimated backlog from signed multi-year contracts is not guaranteed as your contract with Asiatic Lumber Industries Sdn. Bdh. does not provide for any guaranteed minimum hours to be flown by you and your estimate is based only upon your previous experience. Refer to the first full risk factor on page 14. Please revise similar disclosure located elsewhere in the prospectus such as in the carryover paragraph starting on page 84.

Risk Factors, page 11

We depend on a small number of large customers, page 13

7. We note your response to our prior comment six. We are unable to locate the revision to which you refer in your response. Please revise the third sentence to disclose the existence of any short term or ad hoc arrangements with any of these customers or please advise.

8. We note your response to our prior comment seven. Please revise the third to last sentence of the second paragraph to indicate that 50% of the expected 2010 revenues from the Hellenic Fire Brigade are for half of the contract amount for the period from June 30, 2010 through December 31, 2010. Please state when the receivable from ICSS will become past due.

<u>Our indebtedness could adversely affect our financial condition, page 21</u>

9. Please revise the last sentence of the first paragraph to clarify how much of the $35.5 million you are able to borrow under your revolving credit facility in light of your leverage covenant.

<u>We may be unable to access public or private debt markets, page 22</u>

10. Please revise to provide clearer disclosure regarding expected compliance with the financial covenants of your senior credit facilities. For example please state the current maximum leverage ratio and whether you expect to remain in compliance with these covenants. In this regard, we note your disclosure in the last sentence of the fourth full paragraph on page 63 and the last two sentences of the second full paragraph on page 64.

11. Please also revise this risk factor to provide the date that your existing credit facility terminates and the anticipated exercise price of the put option.

<u>Liquidity and Capital Resources</u>

<u>Description of Indebtedness</u>

<u>Senior Credit Facilities, page 62</u>

12. The discussion related to your senior credit facilities, on page 63, states that the unused credit line amount under the revolving credit facility, including letters of credit, is $35.5 million at June 30, 2010. However, based on the Maximum Leverage Ratio set forth in Article 7.13 of your June 24, 2010 Credit Agreement and the amount of Bank EBITDA for the trailing twelve months ended June 30, 2010 (which can be derived from the table on page 65), it appears the amount of available borrowing capacity that could be used to support your existing operations, at June 30, 2010, is substantially less than $35.5 million. Therefore, please expand your disclosure to discuss the limitation on your liquidity imposed by the restrictive covenants in your June 24, 2010 Credit Agreement. Also, in your response, please provide us with the calculation of your Leverage Ratio at June 30, 2010.

13. In addition, please discuss the likelihood that you will remain in compliance with the requirements of your debt covenants. In this regard, we note that Article 7.13 of your June 24, 2010 Credit Agreement requires that you reduce your Leverage Ratio to a maximum of 4.00 to 1.00 at September 30, 2010, and that you further reduce your Leverage Ratio to a maximum of 3.75 to 1.00 at December 31, 2010. Also, based on the results of your manufacturing/MRO segment for 2009, it appears that a significant amount of your Bank EBITDA was generated by the

sale of a single S-64 Aircrane in December of 2009. The Bank EBITDA resulting from this sale will not be included in the computation of your Leverage Ratio at December 31, 2010. Therefore, unless you sell another aircraft or otherwise substantially increase your Bank EBITDA, it is unclear how you will remain in compliance with the requirements of your debt covenants. If you are relying upon the application of proceeds from your initial public offering to pay down the indebtedness under your revolving credit facility, state the amount of pay down you expect to be required to remain in compliance with your debt covenants. Finally, state how you would intend to remain in compliance with the Maximum Leverage Ratio set forth in Article 7.13 of your June 24, 2010 Credit Agreement if, for whatever reason, you were unable to complete an initial public offering of your common stock.

Subordinated Notes, page 64

14. You indicate that you retained your subordinated notes, which have a relatively high interest rate, so that you would have more favorable terms under your revolving credit agreement. Please clarify how retaining these notes provided you with more favorable terms under your revolving credit agreement.

15. In light of the 20% interest rate on your subordinated notes, please expand your disclosure in the second paragraph of page 64 to explain why you did not elect to fully repay your subordinated notes with the borrowings under your revolving credit facility, which had a weighted average interest rate of 3.25% for the six months ended June 30, 2010. Specifically, please address whether or not the amount of your available borrowing capacity, as limited by the Maximum Leverage Ratio set forth in Article 7.13 of your June 24, 2010 Credit Agreement, had any impact on management's decision to retain the subordinated notes.

Management, page 101

Committees of the Board of Directors; Compensation Committee Interlocks, page 106

16. Please update this section as the members of the Compensation Committee are now listed in the registration statement or please advise.

Principal and Selling Shareholders, page 120

17. Please update the table to include the shares to be issued to your independent directors under the 2010 Stock Incentive Plan or please advise.

Note 8- Line of Credit and Long Term Debt, page F-41

18. Please add a table to Note 8 summarizing all of your debt, including your revolving line of credit, at December 31, 2009 and 2008. On a related matter, it is unclear why you present borrowings under your revolving credit line of credit separately from your long-term debt on the face of your balance sheet. Short term borrowings are generally due within 12 months. At December 31, 2009, your revolving credit facility terminated on October 1, 2012, and this termination date was recently extended to June 24, 2013. Please revise your balance sheet accordingly. Also, please make similar revisions to your interim financial statements.

19. Please revise your table of maturities of long term debt at December 31, 2009 to include your revolving line of credit. In addition, please similarly revise Note 6 to your interim financial statements.

Note 13- Commitments and Contingencies

Put Option, page F-55

20. You indicate that one of your significant customers holds the right to exercise a put option that would, if exercised, require you to repurchase the S-64 Aircrane sold to that customer in 2009. In this regard, please disclose management's belief regarding the probability that the put option will be exercised. Please note that, if management believes the exercise of the put option is at least reasonably possible, your disclosure should be revised to indicate the expected repurchase price for the S-64 Aircrane. If there are insufficient second-hand market transactions to estimate the value of a used S-64 Aircrane, disclose a range for the expected repurchase price based on your industry knowledge and experience. For example, we note that you have received insurance settlements with respect to S-64 Aircrane accidents. These insurance settlements may provide a basis for estimating the value of a used S-64 Aircrane.

21. Please revise your revenue recognition disclosures within the notes to the financial statements to include support for management's conclusion that the put option did not preclude you from revenue recognition. In this regard, please disclose that ASC 605-10-S99 may have precluded revenue recognition associated with this transaction prior to the December 11, 2009 amendment of the purchase agreement. Such disclosure should also indicate the reason for amending the repurchase price in the agreement and, in particular, whether or not the agreement was amended to ensure you would meet the revenue recognition criteria set forth in ASC 605-10-S99.

Part II

Exhibits Index, page II-6

22. We note that the credit agreements filed as exhibits to your registration statement do not include the schedules and exhibits listed in the table of contents. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile your credit agreements so that the filed agreements include all attachments, schedule and exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: John J. Halle, Esq.
        Fax: (503) 220-2480